Duo World, Inc.

170 S. Green Valley Parkway

Suite 300

Henderson, NV 89012

November 20, 2017

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Katherine Wray, Esq.
Attorney-Advisor

Ivan Griswold, Esq. Attorney-Advisor

Re:	Duo World, Inc. Preliminary Information Statement on Schedule 14C Filed on November 9, 2017 File No. 000-55698

Dear Madam and Sir:

This letter is in response to your comment letter of November 16, 2017 (“Comment Letter”) related to the referenced filing.

Our Board of Directors is currently considering a number of alternatives that may involve issuance of some of our current authorized, but unissued, shares of common stock. While none of these alternatives would involve newly authorized shares, we have decided to delay the filing of an amended preliminary Schedule 14C.

Once these internal issues are resolved, we will file an amended preliminary Schedule 14C. We anticipate that an amended Schedule 14C will be filed within two weeks.

Please address any further comments and questions related to our amended filing to our attorney, David E. Wise, Esq., whose contact information is set forth below:

Law Offices of WiseLaw, P.C.

The Colonnade

9901 IH-10 West, Suite 800

San Antonio, Texas 78230

(210)323-6074

wiselaw@verizon.net

Sincerely,

Duo World, Inc.

By:	/s/ Muhunthan Canagasooryam
Muhunthan Canagasooryam
President